UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
            RULES 13d-1(b)(c), and (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)
                               (Amendment No. 1)*


                    MAXUS REAL PROPERTY INVESTORS-FOUR, L.P.
                                (Name of Issuer)

                              Limited Partner Units
                         (Title of Class of Securities)

                                 January 1, 2001
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                               [ ] Rule 13d - 1(b)
                               [X] Rule 13d - 1(c)
                               [ ] Rule 13d - 1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 7 Pages

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSONS; IRS IDENTIFICATION NO. OF ABOVE
         PERSONS (ENTITIES ONLY)
         McDowell Foods, Inc.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (SEE INSTRUCTIONS)
                                     (a) [ ]
                                     (b) [ ]
--------------------------------------------------------------------------------
3        SEC USE ONLY
--------------------------------------------------------------------------------
4        CITIZENSHIP OR PLACE OF ORGANIZATION
         Missouri
--------------------------------------------------------------------------------
                  5  SOLE VOTING POWER
  NUMBER OF          -0-
   SHARES       ----------------------------------------------------------------
BENEFICIALLY      6  SHARED VOTING POWER
  OWNED BY           700*
    EACH        ----------------------------------------------------------------
 REPORTING        7  SOLE DISPOSITIVE POWER
   PERSON            -0-
    WITH        ----------------------------------------------------------------
                  8  SHARED DISPOSITIVE POWER
                     700*
--------------------------------------------------------------------------------

9        AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY EACH  REPORTING  PERSON  700
--------------------------------------------------------------------------------
10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
         [ ]  The  Reporting  Person  disclaims  beneficial ownership in all the shares in Row 9
--------------------------------------------------------------------------------
11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
         5.75%
--------------------------------------------------------------------------------
12       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
         CO
--------------------------------------------------------------------------------
*Voting and dispositive power is shared with Monte McDowell, the sole shareholder and principal officer of McDowell Foods, Inc.

Schedule 13G                                                   Page 3 of 7 Pages

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSONS; IRS IDENTIFICATION NO. OF ABOVE
         PERSONS (ENTITIES ONLY)
         Monte McDowell
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (SEE INSTRUCTIONS)
         (a) [ ]
         (b) [ ]
--------------------------------------------------------------------------------
3        SEC USE ONLY
--------------------------------------------------------------------------------
4        CITIZENSHIP OR PLACE OF ORGANIZATION
         United States
--------------------------------------------------------------------------------
                  5  SOLE VOTING POWER
NUMBER OF            -0-
   SHARES      -----------------------------------------------------------------
BENEFICIALLY      6  SHARED VOTING POWER
  OWNED BY                          700**
    EACH       -----------------------------------------------------------------
 REPORTING        7  SOLE DISPOSITIVE POWER
   PERSON            -0-
    WITH       -----------------------------------------------------------------
                  8  SHARED DISPOSITIVE POWER
                     700**
--------------------------------------------------------------------------------
9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
         700
--------------------------------------------------------------------------------
10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES (SEE INSTRUCTIONS)
         [ ] The Reporting Person disclaims beneficial ownership in all the shares in Row 9
--------------------------------------------------------------------------------
11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
         5.75%
--------------------------------------------------------------------------------
12       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
         IN
--------------------------------------------------------------------------------
**Mr. McDowell may be deemed to share voting and dispositive power with McDowell Foods, Inc. Mr. McDowell is the sole shareholder and principal officer of McDowell Foods, Inc. SCHEDULE 13G

Schedule 13G                                                   Page 4 of 7 Pages

Item 1(a).  Name of Issuer:

            Maxus Real Property Investors-Four, L.P.

Item 1(b).  Address of Issuer's Principal Executive Offices:

            104 Armour Road
            North Kansas City, Missouri 64116

Item 2(a).  Name of Persons Filing:

            McDowell Foods, Inc. ("McDowell Foods") and Monte McDowell ("Mr. McDowell")

Item 2(b).  Address of Principal Business Office or, if None, Residence:

            McDowell Foods: P.O. Box 1379, Liberty, Missouri 64069.

            Mr. McDowell: P.O. Box 1379, Liberty, Missouri 64069.

Item 2(c).  Citizenship:

            McDowell Foods: Missouri

            Mr. McDowell:  United States

Item 2(d).  Title of Class of Securities:

            Limited Partner Units

Item 2(e).  CUSIP No.:

            Not applicable

Item 3. If this Statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

            Not applicable

Schedule 13G                                                     Page 5 of Pages

Item 4.  Ownership.

         The following information is provided as of February 11, 2001:

         (a)   Amount Beneficially Owned:

               700 units

         (b)   Percent of Class:

               5.75%

         (c)   Number of Shares as to Which Such Person has:

         (i)   Sole Voting Power to Vote or to Direct  the Vote:

               -0-

         (ii)  Shared Power to Vote or Direct the Vote:

               700

         (iii) Sole Power to Dispose or to Direct the Disposition of

               -0-

         (iv)  Shared Power to Dispose or to Direct the Disposition of:

               700

Item 5.  Ownership of Five Percent or Less of a Class.

         Not applicable

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

         Not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

                  Not applicable

Schedule 13G                                                   Page 6 of 7 Pages

Item 8.  Identification and Classification of Members of the Group.

         Because Mr. McDowell is the sole shareholder and principal officer of McDowell Foods, Inc., Mr. McDowell may be deemed to be the beneficial owner of the 700 units held by McDowell Foods, Inc.

Item 9.  Notice of Dissolution of Group.

         Not applicable

Item 10. Certifications.

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    MCDOWELL FOODS, INC.

Date: February __, 2002             By: ________________________________________
                                         Monte McDowell,
                                         President

Date: February __, 2002             ____________________________________________
                                         Monte McDowell

                                  EXHIBIT 99.1
                             JOINT FILING AGREEMENT

     In accordance with Rule 13d-1(f)(1) under the Securities Exchange Act of 1934, the persons named below hereby agree to the joint filing on behalf of each of them of an amendment to their statement on Schedule 13G (including any additional amendments thereto) with respect to the limited partnership units of Maxus Real Property Investors-Four, L.P. beneficially owned by each of them and further agree that this Joint Filing Agreement be included as an exhibit to such joint filings. This Agreement may be executed in any number of counterparts all of which taken together shall constitute one and the same instrument.

     IN WITNESS WHEREOF, the undersigned hereby execute this Joint Filing Agreement as of February ___, 2002.

McDowell Foods, Inc., a Missouri corporation

By: ___________________________________
Name:  Monte McDowell
Title: President


_______________________________________
Monte McDowell